

November 18, 2014

BY EMAIL

Mary Jo Ardington
Associate General Counsel
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, Indiana 46802

      Re: Lincoln National Variable Annuity Account L
              Initial Registration Statements on Form N-4
              <u>File Nos. 333-198911; 333-198912; 333-198913; 333-198914.</u>

Dear Ms. Ardington:

      The staff has reviewed the above-referenced initial registration statements, which the Commission received on September 24, 2014. Comments are based upon the courtesy copies of the filings provided to the staff. Based on our review, we have the following comments.

1. **General Comments**

   a. Unless otherwise indicated, please make conforming changes to the other three filings referenced above, as applicable.

   b. Please clarify supplementally whether there are any types of guarantees, credit enhancements, or other support agreements with third parties to support any of the company's guarantees under the contracts or whether the company will be solely responsible for paying out on any guarantees associated with the contracts.

   c. Please confirm that all capitalized terms have been defined in the text prior to first use or in the glossary. Confirm that all such defined terms appear consistently as capitalized defined terms throughout the prospectus.

2. **Fee Table** (p. 4)

   a. Please add another heading introducing periodic expenses in order to clearly differentiate such fees from annuitant transaction expenses.

   b. "AFFE" is used for the first time in footnote (1) to the table showing fund expenses. Please define prior to first use or define in the glossary of special terms.

3. **Examples** (p. 5)

   Please include omitted contract cost information in your correspondence or concurrent pre-effective amendment filings responding to these comments.

4. **Pro Rata Basis** (pp. 13 15, and 22)

   On page 13 at the end of that last full paragraph, the registrant references reduction of AAV and Income Base "on a pro rata basis." The term *pro rata* basis is also used later in the prospectus: *e.g*., pages 15 and 22. Please provide a plain English description of the term *pro rata* prior to first use.

5. **Financial Statements, Exhibits, and Other Information**

   Please provide any financial statements, exhibits, consents, and other required disclosure not included in the registration statements in a pre-effective amendment.

6. **Powers of Attorney**

   Please provide powers of attorney that relate specifically to the registration statements as required by rule 483(b) of the Securities Act of 1933 ("Securities Act"). Each power of attorney must either a) specifically identify the Securities Act registration number of the initial filing, or b) prior to receipt of a Securities Act registration number, specifically describe or name the contract that is the subject of the registration statement.

7. **Tandy Representations**

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Because the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   - the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

   - staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provided to the staff of the Division of Investment Management in our review of your filings or in response to our comments on your filings.

- -

Responses to these comments should be made in a letter to me filed over the EDGAR system and in pre-effective amendments to the registration statements. If you believe that you do not need to make changes to the registration statements in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statements, the registration statements will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statements and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Insured Investments Office